UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934 (Amendment No.  1 )

HF Foods Group Inc.
(Name of Issuer)

Common Stock, par value $.0001
(Title of Class of Securities)

40417F109
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 30, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Zhou Min Ni
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
US
NUMBER OF SHARES	7	SOLE VOTING POWER
5,784,781[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER

EACH REPORTING	9	SOLE DISPOSITIVE POWER
5,486,093
PERSON WITH	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5,486,093
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
298,688[2] [ x ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.5%[3]
14	TYPE OF REPORTING PERSON (See Instructions)
IN

1 Mr. Ni retains voting power over 298,688 additional shares held in escrow account, but transferred to HF Group Holding Corp. pursuant to the terms of the Loan Purchase and Sale Agreement entered into on September 30, 2019, described below.

2 See footnote 1

3 Percentage ownership set forth above is based on 22,350,211 shares of Common Stock of HF Foods Group Inc. issued and outstanding as of September 30, 2019.  Mr. Ni retains voting power with regard to an additional 298,688 shares in escrow. Inclusive of the escrow shares, shares beneficially owned by Mr. Ni equal 25.9% of Common Stock issued and outstanding.

Item 1.     Security and Issuer

This Statement relates to the Common Stock, par value $.001 per share (the “Common Stock”), of HF Foods Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Issuer” or the “Company”). The address of the principal executive office of the Company is 6001 W. Market Street, Greensboro, North Carolina 27409.

Item 2.     Identity and Background

(a, b, c and f) This Statement is being filed by Zhou Min Ni (“Ni” or the “Reporting Person”), a U.S. citizen. Mr. Ni is presently the Chairman and Chief Executive Officer of the Company. The business address of the Reporting Person is as stated in response to Item 1, above.

(d and e) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.     Source and Amount of Funds or Other Considerations

On September 30, 2019, HF Group Holding Corp. and Han Feng, Inc. (the “Sellers”), two wholly-owned subsidiaries of HF Foods Group Inc. (the “Company”), entered into and closed a Loan Purchase and Sale Agreement (the “Loan Sale Agreement”) with Zhou Min Ni, the Chairman, Chief Executive Officer, and a principal stockholder of the Company.

The Loan Sale Agreement provides for the nonrecourse transfer and assignment to Mr. Ni of all of the Sellers’ rights and interests, and assumption by Mr. Ni of all of the Sellers’ obligations, under four unsecured loans, with an aggregate balance of principal and accrued interest of $12,038,029.51, extended by the Sellers to companies in which Mr. Ni or his immediate family members had or have an ownership or other pecuniary interest (the “Related Party Loans”), most of which were established while HF Group Holding Corp. was a privately-held business.. Under the terms of the Loan Sale Agreement, Mr. Ni has acquired the Related Party Loans without warranty or recourse and has assumed all risks of non-collection.

The Related Party Loans were assigned to Mr. Ni in consideration of the transfer to HF Group Holding Corp. of up to 1,203,803 shares (the “Shares”) of common stock of the Company owned by Mr. Ni. The amount of consideration was determined by valuing the Related Party Loans at their aggregate balance of principal and accrued interest, without discount for any issues of collectability, and by valuing the Shares within a range of per-share price approximating the typical market value of the Company’s common stock as reported on the Nasdaq Stock Market at two junctures in the Company’s history: (i) prior to the time of the Company’s agreement to enter into the merger with HF Group Holding Corp. in March 2018 (deemed for purposes of the Loan Sale Agreement to be $10.00 per share); and (ii) prior to the time of the announcement in June 2019 of the Company’s agreement to merge with B&R Global Holdings, Inc.(deemed for purposes of the Loan Sale Agreement to be $13.30 per share). 298,688 of the Shares (the “Escrow Shares”) are being placed in an escrow account for a period of one year; the remaining 905,115 Shares have been irrevocably transferred to the Company in payment of the minimum purchase price for the Related Party Loans. In the event that the volume weighted average closing price of the Company’s common stock for the 250-trading-day period immediately preceding the expiration of the escrow period (the “250-day VWAP”) equals or exceeds $13.30 per share, then all of the Escrow Shares will be returned to Mr. Ni. In the event that the 250-day VWAP is equal to or less than 10.00 per share, then all of the Escrow Shares will be transferred and released to the Company. In the event that the 250-day VWAP is less than the $13.30 per share but greater than $10.00 per share, then a portion of the Escrow Shares, calculated on a sliding scale, will be transferred and released to the Company and the balance will be returned to Mr. Ni.

The foregoing description of the Loan Sale Agreement is not complete and is qualified in its entirety by reference to the full text of the Loan Sale Agreement which is filed as Exhibit 10.1 to Issuer’s Current Report on Form 8-K, filed on the EDGAR system on October 4, 2019, which is incorporated herein by reference.

Item 4.     Purpose of Transaction

The transaction reported in this Schedule 13D was engaged in to enable the Issuer to divest itself of Related Party Loans in exchange for reacquisition of Issuer Common Stock, as described in Item 3. Mr. Ni may acquire or dispose of additional securities or sell securities of the Company from time to time in the market or in private transactions. Except as set forth in the Issuer’s Definitive Proxy Statement filed on the EDGAR system on October 2, 2019, and except for his activities as an Officer and Director of the Company, Mr. Ni does not have any current plans or proposals which relate to or would result in:

(a) the acquisition by any person of additional securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Company or of any of its subsidiaries;

(d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company’s business or corporate structure;

(g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any other person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act; or

(j) any similar action to those enumerated above.

Reference is made to Issuer’s filings on the EDGAR system at:

https://www.sec.gov/Archives/edgar/data/1680873/000143774919019423/fooh20190927_defm14a.htm and

https://www.sec.gov/Archives/edgar/data/1680873/000143774919012710/fooh20190624_8k.htm

Item 5.     Interest in Securities of the Issuer

(a)        Mr. Ni is the beneficial owner, with sole dispositive power, of 5,486,093 shares of Common Stock, or approximately 24.5% of the Company’s outstanding Common Stock. Mr. Ni retains sole voting power with respect to an additional 298,688 shares of Common Stock held in escrow, as described in Item 3, inclusive of which Mr. Ni has beneficial ownership of 5,784,781 shares of Common Stock, or approximately 25.9% of the Company’s outstanding Common Stock.. Chan Sin Wong, Mr. Ni’s spouse, is an officer of HF Foods Group Inc. but owns no shares herself nor does she exercise voting power over Mr. Ni’s shares or any other securities of HF Foods Group Inc. (the “Company”).

(b)        The Reporting Person may be deemed to have sole voting and dispositive power over the shares of Common Stock beneficially owned by him, as described above.

(c)        Other than the transactions reported in Item 3 of this Schedule 13D, the Reporting Person has not effected any transactions in the Common Stock in the past 60 days.

(d)        Not applicable.

(e)        Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The disclosure contained in Item 3 is incorporated into this item by reference.

Item 7.     Material to Be Filed as Exhibits

The Loan Sale Agreement described in Item 3 is available at:

https://www.sec.gov/Archives/edgar/data/1680873/000143774919019696/ex_159598.htm

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 10, 2019
Dated

/s/ Zhou Min Ni
Signature

Zhou Min Ni
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).